

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

November 28, 2018

Qi Chen
Chairman of the Board of Directors and Chief Executive Officer
MOGU Inc.
Zheshang Wealth Center, 12/F, Building No. 1, No. 99 Gudun Road
Xihu District, Hangzhou, 310012
People's Republic of China

> **Re:** **MOGU Inc.**
> **Amendment No. 1 to Registration Statement on Form F-1**
> **Filed November 23, 2018**
> **File No. 333-228317**

Dear Mr. Chen:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our November 20, 2018 letter.

Prospectus Summary

The Offering, page 9

1. Please revise the disclosure on page 11 to describe Qi Chen's affiliation with Elevenhalf MG International Limited and Elevenhalf MG Holding Limited, including his voting and dispositive power over the Class B ordinary shares those entities will hold. In that regard, we note your disclosure in footnote 1 to the beneficial ownership table on page 148.

<u>Dilution, page 63</u>

2.   Please provide us details of your computations of net tangible book value, pro forma net tangible book value, and pro forma as adjusted net tangible book value as of September 30, 2018.

        You may contact Scott Stringer, Staff Accountant, at (202) 551-3571 or Robyn Manuel, Staff Accountant, at (202) 551-3823 if you have questions regarding comments on the financial statements and related matters. Please contact Parhaum J. Hamidi, Staff Attorney, at (202) 551-3421, Jennifer López, Staff Attorney, at 202-551-3792 or me at (202) 551-3720 with any other questions.

                                        Sincerely,

                                        /s/ Jennifer López for

                                        Mara L. Ransom
                                        Assistant Director
                                        Office of Consumer Products